Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Schedule 14D-1
                             Tender Offer Statement
                                (Amendment No. 1)
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                            FIRST BANKS AMERICA, INC.
                            -------------------------
                            (Name of Subject Company)

                                FIRST BANKS, INC.
                                -----------------
                                    (Bidder)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   31928N-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)


                   Allen H. Blake
              Chief Operating Officer                         Copies to:
                 First Banks, Inc.
               11901 Olive Boulevard                        John S. Daniels
            Creve Coeur, Missouri 63141                     Attorney at Law
                   (314) 692-6317                       7502 Greenville Avenue
                   --------------                             Suite 500
        (Name, Address and Telephone Number               Dallas, Texas 75231
          of Person Authorized to Receive
               Notices (214) 890-4002
      and Communications on Behalf of Person(s)
                Filing Statement)

                            Calculation of Filing Fee

      Transaction Valuation*                            Amount of Filing Fee

          $8,400,000.00                                      $1,680.00
*Calculated solely for the purpose of determining the filing fee, based on the purchase of 400,000 shares of common stock at a price of $21.00 per share.

[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,680.00
Form or Registration No:   First Banks, Inc.
Filing Party:              Schedule 14D-1 (File No. 5-19190)
Date Filed:                January 4, 1999

         First Banks, Inc. ("the Offeror") hereby amends and supplements its Tender Offer Statement on Schedule 14d-1 (the "Schedule 14D-1") originally filed on January 4, 1999, with respect to the Offeror's offer to purchase up to 400,000 shares of common stock, $.15 par value per share (the "Shares"), of First Banks America, Inc. ("FBA"). The offer is made pursuant to a Supplement dated February 1, 1999 (the "Supplement"), a copy of which is attached as Exhibit (a)(7) hereto, to the Offer to Purchase dated January 4, 1999 (the "Offer to Purchase"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Supplement, the Offer to Purchase and the
Schedule 14D-1.

Item 1. Security and Subject Company.

         Item 1(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

                  The information set forth in the Introduction and in Sections 1 and 2 of the Supplement is incorporated herein by reference. If under any circumstances the Offeror were to purchase more than 400,000 Shares pursuant to the Offer, it would do so in compliance with all notice, filing and extension requirements as appropriate.

         Item 1(c) of the Schedule 14D-1 is hereby amended and supplemented as follows:

                  The information set forth in Section 4 of the Supplement is incorporated herein by reference.

Item 10.  Additional Information.

         The information in Section 4 of the Offer to Purchase is amended and supplemented as follows:

                  The information set forth in Section 3 of the Supplement is incorporated by reference herein.

         The information in Section 6 of the Offer to Purchase is amended and supplemented as follows:

                  The Offeror will not accept shares for payment unless all conditions to the Offer have been satisfied or waived by the Offeror prior to the Expiration Date. Notwithstanding references in such
         Section 6 to the "sole judgment" or "sole discretion" of the Offeror, all determinations regarding the waiver or satisfaction of conditions of the Offer will be based upon, and limited by, an objective standard of reasonable judgment of the Offeror in light of the applicable facts and circumstances.

Item 11.  Material to be filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibits:

         (a)(7)   Supplement to the Offer to Purchase, dated February 1, 1999.

         (a)(8)  Form of revised Letter of Transmittal.

         (a)(9)  Form of revised Notice of Guaranteed Delivery.

         (a)(10) Form of revised letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(11) Form of revised letter to FBA stockholders from James F. Dierberg, Chief Executive Officer of the Offeror.

         (a)(12) Text of Press Release issued by the Offeror, dated January 29, 1999.


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 1, 1999                   FIRST BANKS, INC.



                                          /s/ James F. Dierberg
                                          ---------------------
                                             James F. Dierberg
                                             Chairman  of  the  Board, President
                                               and Chief Executive Officer

                                  EXHIBIT INDEX

         (a)(7)   Supplement to the Offer to Purchase, dated February 1, 1999.

         (a)(8)   Form of revised Letter of Transmittal.

         (a)(9)   Form of revised Notice of Guaranteed Delivery.

         (a)(10) Form of revised letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(11) Form of revised letter to FBA stockholders from James F. Dierberg, Chief Executive Officer of the Offeror.

         (a)(12) Text of Press Release issued by the Offeror, dated January 29, 1999.

                                                                Exhibit (a)(7)

                  SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH

                     UP TO 400,000 SHARES OF COMMON STOCK OF
                            FIRST BANKS AMERICA, INC.
                              BY FIRST BANKS, INC.

                            AT A FIXED PURCHASE PRICE
                             OF $21.00 NET PER SHARE

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
          5:00 P.M. NEW YORK CITY TIME ON WEDNESDAY, FEBRUARY 17, 1999,
                          UNLESS THE OFFER IS EXTENDED.

         First Banks, Inc., a Missouri corporation (the "Offeror"), is amending the previously announced offer to purchase up to 400,000 shares of Common Stock, par value $.15 per share, from the stockholders of the Offeror's majority-owned subsidiary, First Banks America, Inc., a Delaware corporation ("FBA"). As amended, the Offeror invites tenders of Shares at the fixed price of $21.00 per share, net to the seller in cash (the "Purchase Price").

         A stockholder who has previously tendered Shares and who has not withdrawn such Shares, has validly tendered the Shares for the purpose of the Offer, as amended, and need not take any further action if he or she desires to sell such Shares at the Purchase Price.

         Except as otherwise set forth in this Supplement and in the GREEN Letter of Transmittal distributed with this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms defined in the Offer to Purchase and not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

                                    IMPORTANT

         Any stockholder wishing to tender all or any part of his or her Shares should either:

          (a) complete and sign the GREEN Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and (1) either mail or deliver it with any required signature guarantee and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), and either mail or deliver the stock certificate(s) for such Shares to the Depositary (with all such other documents), or (2) tender such Shares pursuant to the procedure for book-entry tender set forth in Section 3 of the Offer to Purchase, or

         (b) request a broker, dealer, commercial bank, trust company or other nominee to deliver certificates on behalf of such stockholder.

         Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact the registered owner if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares cannot be delivered to the Depositary, who cannot comply with the procedure for book-entry transfer, or whose other required documents cannot be delivered to the Depositary, in any case by the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

         Questions and requests for assistance or for additional copies of this Supplement, the Offer to Purchase, the GREEN Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth on the back cover of the Offer to Purchase and of this Supplement.

         Neither FBA nor its Board of Directors has authorized any person to make any recommendation on behalf of FBA or its Board of Directors as to whether stockholders should tender or refrain from tendering shares pursuant to the Offer.


                                February 1, 1999

                                TABLE OF CONTENTS

                                                                           PAGE

Introduction................................................................ 4
The Amended Offer........................................................... 4
1. Amended Terms of the Offer............................................... 4
2. Procedures for Tendering Shares.......................................... 5
3. Withdrawal Rights........................................................ 5
4. Price Range of Shares; Dividends......................................... 6
5. Miscellaneous............................................................ 6

To the Holders of Common Stock of First Banks America, Inc.:

                                  INTRODUCTION

         The following information amends and supplements the Offer to Purchase dated January 4, 1999 (the "Offer to Purchase") of First Banks, Inc., a Missouri corporation (the "Offeror"), wherein the Offeror invited stockholders of First Banks America, Inc., a Delaware corporation ("FBA"), to tender shares of FBA's $.15 par value Common Stock (the "Shares") to the Offeror. The Offeror has determined a fixed price ($21.00) at which Shares may be tendered, rather than a range of prices as contemplated in the Offer to Purchase.

         Procedures for tendering shares are set forth in Section 3 of this Supplement and Section 3 of the Offer to Purchase. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the GREEN Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% after gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 3 of the Offer to Purchase.

         Section 3 of this Supplement provides specific instructions for FBA stockholders who have previously tendered Shares pursuant to the Offer to Purchase and have not withdrawn such Shares. The steps such stockholders should take depend upon the prices at which any previous tenders were made and the stockholder's current intention.

         The Offer to Purchase and the revised GREEN Letter of Transmittal contain important information which should be read in conjunction with this Supplement, and FBA stockholders are encouraged to review those materials in full prior to making a decision regarding the Offer.

                                THE AMENDED OFFER

1. Amended Terms of the Offer

         The Introduction section of the Offer to Purchase and Sections 1, 2, 5 and 8 of the Offer to Purchase are amended and supplemented as follows:

         The Offer to Purchase contemplated a type of offer known as a "Modified Dutch Auction," in which FBA stockholders were to designate a range of prices at which to tender Shares; at the conclusion of the Offer, the Offeror would have selected a single price at which all of the Shares tendered and not withdrawn would be purchased.

         As amended by this Supplement, the Offeror has set the Purchase Price at which all of the Shares are to be tendered, rather than requesting that tendering stockholders select from a range of prices. Accordingly, FBA stockholders are not required and may not designate a price at which their Shares are being tendered. The Offeror will accept for payment and pay the Purchase Price for all Shares validly tendered prior to the Expiration Date (as defined herein) in accordance with Section 3 of the Offer to Purchase (including Shares tendered in which the stockholder specified a purchase price at or below the fixed purchase price), unless such Shares are subsequently withdrawn in accordance with Section 3 of the Offer to Purchase. The term "Expiration Date" is amended to mean 5:00 p.m. New York City time on Wednesday, February 17, 1999 unless and until the Offeror shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended, shall expire. See
Section 14 of the Offer to Purchase regarding extensions of the Offer by the Offeror.

         The Offer remains subject to the conditions described in the Offer to Purchase.

         References in Sections 1, 2, 5 and 8 of the Offer to Purchase to the range of prices at which Shares could be tendered are amended to refer to the Purchase Price.

2. Procedures for Tendering Shares

         Section 3 of the Offer to Purchase is amended and supplemented as follows:

         The description in Section 3 of the Offer to Purchase of the process by which FBA stockholders may select a price at which Shares are tendered, or alternatively elect to have the per Share price determined by the Offeror pursuant to the procedures set forth in that description, are not applicable, due to the amendment of the Offer as described in Section 1 of this Supplement. Accordingly, stockholders submitting a completed copy of the enclosed GREEN Letter of Transmittal need not select a price at which they choose to tender their Shares, and all Shares accepted in the Offer will be purchased at the Purchase Price.

         A stockholder who has previously tendered Shares and who has not withdrawn such Shares, has validly tendered the Shares for the purpose of the Offer, as amended, and need not take any further action if he or she desires to sell such Shares at the Purchase Price.

3. Withdrawal Rights

         Section 4 of the Offer to Purchase is amended and supplemented as follows:

         The reference to the time after which Shares may be withdrawn, unless theretofore accepted for payment by the Offeror pursuant to the Offer, is amended to 5:00 p.m. New York City time on Friday, March 5, 1999.

4. Price Range of Shares; Dividends

         Section 7 of the Offer to Purchase is amended and supplemented as follows:

         The high and low per Share sales prices on the NYSE during the fourth quarter of the year ended December 31, 1998 were $16.75 and $19.50, respectively, and during the first quarter of 1999 (through January 28, 1999) were $19.25 and $19.81, respectively. Stockholders are again urged to obtain current market quotations for the Shares.

5. Miscellaneous

         Section 16 of the Offer to Purchase is amended and supplemented as follows:

         Pursuant to rules and regulations under the Exchange Act, the Offeror has filed with the Commission an amendment to the Tender Offer Statement on
Schedule 14D-1 which contains additional information with respect to the Offer, and the Offeror may in the future file further amendments. The Tender Offer Statement, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 of the Offer to Purchase (except that the amendments may not be available at the regional offices of the Commission).

         Except as modified by this Supplement, the terms and conditions in the Offer to Purchase remain applicable in all respects, and this Supplement should be read in conjunction with the Offer to Purchase and the GREEN Letter of Transmittal.

         No person has been authorized to give any information or make any representation on behalf of the Offeror in connection with the Offer other than those contained in the Offer to Purchase, this Supplement or in the Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by the Offeror.


                                FIRST BANKS, INC.

February 1, 1999

         The GREEN Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. Facsimile copies of the Notice of Guaranteed Delivery but not the Letter of Transmittal will be accepted from Eligible Institutions.

         The Depositary for the Offer is:

                    ChaseMellon Shareholder Services, L.L.C.


          By Mail                    By Facsimile:               By Hand:
       P.O. Box 3301                (201) 296-4293             120 Broadway
South Hackensack, NJ 07606                                      13th Floor
                                                             New York, NY 10271
                       Facsimile confirmation number (for
                          eligible institutions only):
                                 (201) 296-4860

                             By Overnight Delivery:
                               85 Challenger Road
                                 Mail Drop Reorg
                            Ridgefield Park, NJ 07660
                           Attn: Reorganization Dept.

         Any questions or requests for assistance or additional copies of the Offer to Purchase, the Supplement, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and locations listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

         The Information Agent for the Offer is:

                           BEACON HILL PARTNERS, INC.
                                 90 Broad Street
                               New York, NY 10004
                          (212) 843-8500 (call collect)
                          or (800) 792-2829 (toll-free)


February 1, 1999

                                                                Exhibit (a)(8)
                              Letter of Transmittal
                       To Tender Shares of Common Stock of
                            First Banks America, Inc.
                                       To
                                First Banks, Inc.
                                       at
                              $21.00 Net Per Share

             Pursuant to the Offer to Purchase dated January 4, 1999
                and the Supplement thereto dated February 1, 1999

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 17, 1999, UNLESS THE OFFER IS EXTENDED.

                        The Depositary for the Offer is:

                    ChaseMellon Shareholder Services, L.L.C.

        By Mail:             By Overnight Delivery:            By Hand:
 Reorganization Department  Reorganization Department  Reorganization Department
      P.O. Box 3301            85 Challenger Road       120 Broadway, 13th Floor
South Hackensack, NJ 07606      Mail Drop--Reorg           New York, NY 10271
                           Ridgefield Park, NJ 07660

      By Facsimile Transmission:            Confirm Facsimile by Telephone only:
   (for eligible institutions only)                   (201) 296-4860
            (201) 296-4293

         Delivery of this instrument to an address other than as set forth above will not constitute a valid delivery. Delivery to the Offeror will not be forwarded to the Depositary and therefore will not constitute valid delivery. Deliveries to book-entry transfer facilities will not constitute valid delivery to the Depositary.

         This revised Letter of Transmittal is to be used only if certificates are to be forwarded herewith or if delivery of Shares (as defined below) is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 3 of the Offer to Purchase (as defined below).

         Stockholders who cannot deliver their Share certificates and any other required documents to the Depositary by the Expiration Date (as defined in the Offer to Purchase and the Supplement thereto dated February 1, 1999) must tender their Shares using the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

                         DESCRIPTION OF SHARES TENDERED
                           (SEE INSTRUCTIONS 3 AND 4)

-------------------------------------------------------------- ------------------------------------------------------

       Name(s) and Address(es) of Registered Holder(s)                            Shares Tendered
 (Please fill in, if blank, exactly as name(s) appear(s) on        (Attach additional signed list if necessary)
                       certificate(s)
-------------------------------------------------------------- ------------------------------------------------------
                                                             ----------------- -------------------- -----------------
                                                                                  Total Number
                                                                  Share             of Shares          Number of
                                                               Certificate       Represented By          Shares
                                                               Number(s)(1)      Certificate(s)       Tendered(2)
                                                             ----------------- -------------------- -----------------
                                                             ----------------- -------------------- -----------------

                                                             ----------------- -------------------- -----------------
                                                             ----------------- -------------------- -----------------

                                                             ----------------- -------------------- -----------------
                                                             ----------------- -------------------- -----------------

                                                             ----------------- -------------------- -----------------
                                                             ----------------- -------------------- -----------------

                                                             ----------------- -------------------- -----------------
                                                             ----------------- -------------------- -----------------

                                                             ----------------- -------------------- -----------------
                                                             ----------------- -------------------- -----------------

                                                             ----------------- -------------------- -----------------
---------------------------------------------------------------------------------------------------------------------
                                                              Total Shares........................
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Indicate in this box the order (by certificate number) in which Shares are to be purchased in the event of proration.(3) (Attach additional signed list if necessary.) See Instruction 12.

1st:           2nd:            3rd:            4th:           5th:

--------------------------------------------------------------------------------
(1) Need not be completed by stockholders tendering Shares by book-entr transfer.
(2) Unless otherwise indicated, it will be assumed that all Shares represented by each Share certificate delivered to the Depositary are being tendered hereby. See Instruction 4.
(3) If you do not designate an order, then in the event less than all Shares tendered are purchased due to proration, Shares will be selected for purchase by the Depositary. See Instruction 12.

NOTE:   SIGNATURES  MUST  BE  PROVIDED  BELOW.   PLEASE  READ  THE  ACCOMPANYING
INSTRUCTIONS CAREFULLY.

         Check here if you cannot locate your certificates and require assistance in replacing them. Upon receipt of this Letter of Transmittal, the Depositary will contact you directly with replacement instructions.

               (BOXES BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

         CHECK  HERE  IF  TENDERED  SHARES  ARE  BEING  DELIVERED BY  BOOK-ENTRY
         TRANSFER TO THE  DEPOSITARY'S  ACCOUNT  AT  THE  DTC  AND  COMPLETE THE
         FOLLOWING:
         Name of Tendering Institution:
                                       ----------------------------------------
         Account No.:
                                       ----------------------------------------
         Transaction Code No.:

         CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:
         Name(s) of Registered Holder(s):
                                       ----------------------------------------
         Date of Execution of Notice of Guaranteed Delivery:
                                                            -------------------
         Name of Institution that Guaranteed Delivery:
                                                      -------------------------
If delivery is by book-entry transfer:
         Name of Tendering Institution:
                                       ----------------------------------------
         Account No:
                    -----------------------------------------------------------
         Transaction Code No.:
                              -------------------------------------------------

Ladies and Gentlemen:

         The undersigned hereby tenders to First Banks, Inc., a Missouri corporation (the "Offeror"), the above-described shares of common stock of First Banks America, Inc., a Delaware corporation ("FBA"), par value $.15 per share (the "Shares"), pursuant to the Offeror's offer to purchase up to 400,000 Shares at a price per Share hereinabove set forth, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 4, 1999 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated February 1, 1999 (the "Supplement"), receipt of which are hereby acknowledged, and in this revised Letter of Transmittal (which together constitute the "Offer").

         Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Offeror all right, title and interest in and to all the Shares that are being tendered hereby and orders the registration of all such Shares tendered by book-entry transfer that are purchased pursuant to the Offer or upon the order of the Offeror and constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by the DTC, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Offeror upon receipt by the Depositary, as the undersigned's agent, of the purchase price with respect to such Shares, (ii) present certificates for such Shares for cancellation and transfer on the books of FBA and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Offeror, the Offeror will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements and other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Offeror to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

         The undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of, the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

         The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the Shares or equivalent securities being tendered, within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Shares complies with Rule 14e-4. The Offeror's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Offeror upon the terms and subject to the conditions of the Offer. The undersigned acknowledges that no interest will be paid on the purchase price for tendered Shares regardless of any extension of the Offer or any delay in making payment.

         The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Offeror may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

         Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the applicable Book-Entry Transfer Facility). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of any Shares purchased and/or any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the purchase price of any Shares purchased and/or return any Shares not tendered or not purchased in the name(s) of, and mail said check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that neither the Offeror nor FBA has an obligation, pursuant to the "Special Payment Instructions", to transfer any Shares from the name of the registered holder(s) thereof if the Offeror does not accept for payment any of the Shares so tendered.

         All capitalized terms used herein and not defined shall have the meaning ascribed to them in the Offer to Purchase and the Supplement.

--------------------------------------------------------             -------------------------------------------------------

             SPECIAL PAYMENT  INSTRUCTIONS                                      SPECIAL DELIVERY  INSTRUCTIONS
            (See Instructions 1, 5, 6 and 7)                                   (See Instructions 1, 5, 6 and 7)

To be completed  ONLY if the  check for  the  purchase               To  be  completed  ONLY  if  the  check for  the purchase
price of  Share   purchased  and/or  certificates  for               price of  Shares purchased and/or certificates for Shares
Shares  not tendered or not purchased are to be issued               not tendered or not purcahsed are to be mailed to someone
in the name of someone other than the undersigned.                   other  than  the  undersigned or to the undersigned at an
                                                                     address other  than  that  shown  below the undersigned's
                                                                     signature(s).
Issue        check and/or         certificates to:
        ----                  ----
Name                                                                 MAIL:      check and/or            certificates to:
     ------------------------------------------------                      ----                    ----
            (Please Print)
Address                                                              Name
       ----------------------------------------------                     ----------------------------------------------------
                                                                                          (Please Print)

       ----------------------------------------------                Address
                  (Include Zip code)                                        --------------------------------------------------

       ----------------------------------------------                       --------------------------------------------------
            (Tax ID or Social Security No.)                                              (Include Zip Code)

                                                                            --------------------------------------------------
                                                                                    (Tax ID or Social Security No.)

--------------------------------------------------------            ----------------------------------------------------------



--------------------------------------------------------------------------------

                                PLEASE SIGN HERE
                       (TO BE COMPLETED BY STOCKHOLDER(S))



                            Signature(s) of Owner(s)

Dated:
      -------------------------------------------------------------------------

Name(s):
        -----------------------------------------------------------------------
                                 (Please Print)

Capacity (full title):
                      ---------------------------------------------------------

Address:
        -----------------------------------------------------------------------

-------------------------------------------------------------------------------
                               (Include Zip Code)
Area Code and Telephone No.:
                            ---------------------------------------------------

(Must be signed by registered holder(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide full title and see Instruction 5.)

                            GUARANTEE OF SIGNATURE(S)
                           (See Instructions 1 and 5)

Certain signatures must be guaranteed by an Eligible Institution.

Name of Firm:
             ------------------------------------------------------------------

Authorized Signature:
                     ----------------------------------------------------------

Name (Please Print):
                     ----------------------------------------------------------

Title:
      -------------------------------------------------------------------------

Address:
        -----------------------------------------------------------------------


Area Code and Telephone No.:
                            ---------------------------------------------------

Dated:
      -------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

         1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). Signatures on this Letter of Transmittal need not be guaranteed (i) if this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instruction 5.

         2. Delivery of Letter of Transmittal and Share Certificates. This Letter of Transmittal is to be used either if certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary's account at the DTC of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on this Letter of Transmittal on or prior to 5:00 p.m., New York City time, on the Expiration Date (as defined in the Offer to Purchase and the Supplement).

         Stockholders whose certificates are not immediately available or who cannot deliver their Shares and all other required documents to the Depositary on or prior to 5:00 p.m. New York City time on the Expiration Date, or whose Shares cannot be delivered on a timely basis pursuant to the procedures for book-entry transfer, may tender their Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution,
(ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Offeror (with any required signature guarantees) must be received by the Depositary on or prior to 5:00 p.m. New York City time on the Expiration Date and (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at the DTC of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by this Letter of Transmittal must be received by the Depositary within three New York Stock Exchange trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

         THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING SHARE CERTIFICATES AND THE LETTER OF TRANSMITTAL, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         No alternative or contingent tenders will be accepted. By executing this Letter of Transmittal (or a facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

         3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

         4. Partial Tenders (Not Applicable to Stockholders Who Tender by Book-Entry Transfer). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, if any tendered Shares are purchased, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

         5. Signatures on Letter of Transmittal; Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever. If this Letter of Transmittal is signed by a participant in DTC whose name is shown as the owner of the Shares tendered hereby, the signature must correspond with the name shown on the security position listing as the owner of the Shares.

         If any of the Shares hereby tendered is held of record by two or more persons, all such persons must sign this Letter of Transmittal. If any of the Shares tendered hereby is registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

         If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), in which case the certificate(s) evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such certificates. Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

         If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, the certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Shares. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

         If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Offeror of the authority of such person so to act must be submitted.

         6. Stock Transfer Taxes. The Offeror will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. Except as provided in this Instruction 6, it will not be necessary to affix transfer tax stamps to the Certificates representing Shares tendered hereby.

         7. Special Payment and Delivery Instructions. If a check for the purchase price of any Shares purchased is to be issued in the name of, and/or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal, or if the check and/or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed.

         Stockholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such stockholder at the Book-Entry Transfer Facility from which the transfer was made.

         8. Substitute Form W-9 and Form W-8. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8 signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements may be obtained from the Depositary.

         9. Withholding on Foreign Stockholders. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent unless the Depositary determines that an exemption from or a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States. For this purpose, a foreign stockholder is a stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof, (iii) an estate or trust described in Section 7701(a)(30) of the Code or (iv) a person whose worldwide income or gain is subject to United States federal income taxation on a net income basis. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 1001. In order to obtain an exemption from withholding on the ground that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224), unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 of the Offer to Purchase or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding. Foreign stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and refund procedures.

         10. Requests for Assistance or Additional Copies. Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address listed in this Letter of Transmittal. Requests for additional copies of the Offer to Purchase, the Supplement, this Letter of Transmittal or other tender offer materials may be directed to the Information Agent, and such copies will be furnished promptly at the Offeror's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

         11. Irregularities. All questions as to the number of Shares to be accepted, the purchase price and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror, in its sole discretion, which shall be final and binding on all parties. The Offeror reserves the absolute right to reject any or all tenders that it determines are not in proper form or the acceptance for payment for which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions to the Offer or any defect or irregularity in any tender of Shares or any particular stockholder. The Offeror's interpretation of the terms and conditions of the Offer (including these instructions) shall be final and binding on all parties. None of the Offeror, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

         12. Order of Purchase in Event of Proration. As described in the Offer to Purchase, stockholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may affect whether any capital gain or loss recognized on the Shares purchased is long-term or short-term (depending on the holding period for the Shares purchased) and the amount of gain or loss recognized for federal income tax purposes. See Section 1 of the Offer to Purchase.

         13. Lost, Stolen or Destroyed Certificates. If your certificate(s) representing Shares have been lost, stolen or destroyed, indicate the occurrence of such event on the front of this Letter of Transmittal. The Depositary will send you additional documentation that must be completed to effectively surrender such lost, stolen or destroyed certificates.

         IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A FACSIMILE HEREOF), TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY, ON OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE OF THE OFFER. STOCKHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED SUBSTITUTE FORM W-9 WITH THIS LETTER OF TRANSMITTAL.

             PAYOR'S NAME: CHASEMELLON SHAREHOLDER SERVICES, L.L.C.


---------------------------------------- ----------------------------------------------------------------------

                                         Part 1 - PLEASE PROVIDE YOUR TIN IN      Social Security Number or
                                         THE BOX AT RIGHT AND CERTIFY BY       Employer Identification Number
SUBSTITUTE                               SIGNING AND DATING BELOW:
Form W-9                                                                         -----------------------------


Department of the Treasury               Part 2 - Certification - Under penalties of perjury, I certify that:
Internal Revenue Service
                                         (1) The  number  shown   on  this  form  is    my  correct  Taxpayer
                                         Identification Number (or I am  waiting for a  number to  be  issued to me), and
Payer's Request for Taxpayer
Identification                           Number  ("TIN") (2) I am not subject to backup  withholding  because:
                                         (a) I am exempt from  backup withholding,  or (b) I  have  not  been notified  by  the Internal  Revenue  Service  (the "IRS")  that I am subject to backup  withholding as a  result of  a failure  to report all  interest and dividends,  or (c) the IRS  has  notified me  that
                                         I am no  longer subject to backup withholding.

                                         CERTIFICATION  INSTRUCTIONS  - You  must cross  out item  (2)  above if you have been  notified by the IRS that you are currently subject
                                         to   backup  withholding   because  of  underreporting  interest  or
                                         dividends on your tax return.  However,   if after being notified by
                                         the IRS that you were  subject to  backup  withholding  you received another  notification from the IRS that you are no longer subject to backup withholding, do not cross out such item (2).

---------------------------------------- ---------------------------------------------------------------------
---------------------------------------- -------------------------------------------------- ------------------


                                         Signature:                                         Part 3 -

                                                                                            Awaiting TIN
                                         Date:
                                              ---------------------------, 1999
---------------------------------------- -------------------------------------------------- ------------------

NOTE:  FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDINGOF 31% OF ANY PAYMENTS MADE TO
YOU  PURSUANT TO  THE  OFFER.   PLEASE    REVIEW THE  ENCLOSED  GUIDELINES   FOR   CERTIFICATION   OF TAXPAYER
IDENTIFICATION  NUMBER  ON  SUBSTITUT  FORM W-9  FOR  ADDITIONAL DETAILS.  YOU  MUST  COMPLET   THE  FOLLOWING
CERTIFICATE IF YOU CHECKED THE BOX IN PART 2 OF THE SUBSTITUTE FORM W-9.



--------------------------------------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

          I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all payments of the purchase price made to me thereafter will be withheld until I provide a number.

Signature                              Date
         ----------------------------       ------------------------------, 1999

--------------------------------------------------------------------------------


                            THE INFORMATION AGENT IS:

                           BEACON HILL PARTNERS, INC.
                                 90 Broad Street
                            New York, New York 10004
                            (212) 843-8500 (collect)
                           (800) 792-2829 (toll-free)

                                                               Exhibit (a)(9)
                          Notice of Guaranteed Delivery
                            of Shares of Common Stock
                                       Of
                            First Banks America, Inc.
                                       to
                                First Banks, Inc.

         This form, or a form substantially equivalent to this form, must be used to accept the Offer (as defined below) if certificates for the shares of common stock, par value $.15 per share, of First Banks America, Inc. are not immediately available, if the procedure for book-entry transfer cannot be completed on a timely basis or if time will not permit all other documents required by the Letter of Transmittal to be delivered to the Depositary on or prior to the Expiration Date (as defined in the Offer to Purchase and the Supplement (defined below)). Such form may be delivered by hand or transmitted by mail or overnight courier, or, for Eligible Institutions only, by facsimile transmission, to the Depositary. See Section 3 of the Offer to Purchase. THE ELIGIBLE INSTITUTION THAT COMPLETES THIS FORM MUST COMMUNICATE THE GUARANTEE TO THE DEPOSITARY AND MUST DELIVER THE LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES TO THE DEPOSITARY WITHIN THE TIME SHOWN HEREIN. FAILURE TO DO SO COULD RESULT IN A FINANCIAL LOSS TO SUCH ELIGIBLE INSTITUTION.

                        The Depositary for the Offer is:

                    ChaseMellon Shareholder Services, L.L.C.


           By Mail              By Overnight Delivery:           By Hand:
  Reorganization Department  Reorganization Department Reorganization Department
        P.O. Box 3301             85 Challenger Road   120 Broadway, 13th  Floor
 South Hackensack, NJ 07606        Mail Drop-Reorg         New York, NY 10271
                            Ridgefield Park, NJ 07660

                           By Facsimile Transmission:
                                 (201) 296-4293

             Confirm Receipt of Notice of Guaranteed Delivery Only:
                                 (201) 296-4860


         DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

         THIS FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX IN THE LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

         The undersigned hereby tenders to First Banks, Inc., a Missouri corporation (the "Offeror"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 4, 1999 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated February 1, 1999 (the "Supplement"), and in the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of shares listed below of the common stock, par value $.15 per share, of First Banks America, Inc. (the "Shares"), pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.


Number of Shares                                            If Shares will be tendered by book-entry transfer:
                 -----------------------------------
                                                            Name of Tendering
Signature(s)                                                Institution
            ----------------------------------------                    ------------------------------------
Name(s) of Record Holders
                                                            Area Code and Telephone No(s)
----------------------------------------------------
                                                            ------------------------------------------------
                  (Please Type or Print)

Certificate Nos. (if available)                             Account No.
                                                                       -------------------------------------
----------------------------------------------------
                                                            Dated
----------------------------------------------------              -------------------------------------, 1999

Address(es)
           -----------------------------------------

----------------------------------------------------

                    (Include Zip Code)

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

         The undersigned, a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing, an "Eligible Institution"), guarantees (i) that the above-named person(s) has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, (ii) that such tender of Shares complies with Rule 14e-4, and (iii) to deliver to the Depositary, at one of its addresses set forth above, certificate(s) for the Shares tendered hereby, in proper form for transfer, or a confirmation of the book-entry transfer of the Shares tendered hereby into the Depositary's account at The Depository Trust Company, in each case, together with a properly completed and duly executed Letter(s) of Transmittal (or manually signed facsimile(s) thereof), with any required signature guarantee(s) and any other required documents, all within three New York Stock Exchange trading days after the date hereof.


-------------------------------------------------------------------------------------------------------


-------------------------------------------                 -------------------------------------------

                                                                                        >
               Name of Firm                                          Authorized Signature

-------------------------------------------                 --------------------------------------------

                 Address                                           Please Type or Print Name
-------------------------------------------
                                                            Title
           City, State, Zip Code                                  --------------------------------------

-------------------------------------------
                                                            Dated:
           Area Code and Tel. No.
                                                                  --------------------------------, 1999
Dated:
      --------------------------------,1999

--------------------------------------------------------------------------------------------------------

         NOTE: DO NOT SEND SHARE CERTIFICATES WITH THIS FORM. YOUR SHARE CERTIFICATES MUST BE SENT WITH THE LETTER OF TRANSMITTAL.

                                                               Exhibit (a)(10)
                                FIRST BANKS, INC.
                        OFFER TO PURCHASE FOR CASH UP TO
                400,000 SHARES OF THE COMMON STOCK OF FIRST BANKS
                                  AMERICA, INC.
                     AT A PURCHASE PRICE OF $21.00 PER SHARE

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
         5:00 P.M. NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 17, 1999,
                          UNLESS THE OFFER IS EXTENDED.

To Our Clients:

         Enclosed for your consideration are a Supplement dated February 1, 1999 (the "Supplement") to the Offer to Purchase dated January 4, 1999 (the "Offer to Purchase"), and a revised Letter of Transmittal (which together constitute the "Offer"), in connection with the Offer by First Banks, Inc., a Missouri corporation (the "Offeror"), to purchase up to 400,000 shares (or such lesser number of shares as are properly tendered and not withdrawn) of the $.15 par value common stock of First Banks America, Inc. (the "Shares"), at a price of $21.00 per Share in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer.

         The Offer to Purchase contemplated a type of offer known as a "Modified Dutch Auction," in which stockholders were to designate a price at which to tender Shares; at the conclusion of the Offer, the Offeror would have selected a single price at which all of the Shares tendered and not withdrawn would be purchased. As amended, the Offer is now at the fixed Purchase Price shown above. Accordingly, stockholders are not required to, and may not, designate a price at which their Shares are tendered.

         We are the owner of record of Shares held for your account. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the revised Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

         Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account on the terms and subject to the conditions of the Offer.

         We call your attention to the following:

         1. The offer price is $21.00 per Share, net to the seller in cash, without interest, upon the terms and conditions of the Offer.

         2. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

         3. The Offer, proration period and withdrawal rights will expire at 5:00 p.m. New York City time, on Wednesday, February 17, 1999, unless the Offeror further extends the Offer.

         4. The Offer is for 400,000 Shares, constituting approximately 6.99% of the Shares outstanding as of December 31, 1998.

         5. Tendering stockholders who are registered holders of First Banks America, Inc. will not be obligated to pay any brokerage commissions or solicitation fees to the Depositary, Information Agent or the Offeror or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer.

         If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the attached Instruction Form.

         If we have previously tendered Shares on your behalf, and you desire to sell your Shares at the Purchase Price, you need not take any action.

         Your Instruction Form should be forwarded to us in ample time to permit us to submit a tender on your behalf on or before the Expiration Date of the Offer. The Offer, Proration Period and Withdrawal Rights Expire at 5:00 p.m. New York City time, on Wednesday, February 17, 1999, unless the Offeror extends the Offer.

         The Offer is being made to all holders of Shares. The Offeror is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Offeror becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Offeror will make a good faith effort to comply with such law. If, after such good faith effort, the Offeror cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in such jurisdiction.

                                INSTRUCTION FORM

             Instructions With Respect to Offer to Purchase for Cash
                      up to 400,000 Shares of Common Stock
                          of First Banks America, Inc.
                              By First Banks, Inc.

                     At a Purchase Price of $21.00 per Share

         The undersigned acknowledge(s) receipt of your letter and the enclosed Supplement dated February 1, 1999 (the "Supplement") to the Offer to Purchase dated January 4, 1999, and the revised GREEN Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") in connection with the Offer by First Banks, Inc. (the "Offeror") to purchase up to 400,000 shares of common stock, par value $.15 per share (the "Shares"), of First Banks America, Inc. ("FBA"), at a purchase price of $21.00 per Share, net to the undersigned in cash, upon the terms and subject to the conditions of the Offer.

         This will instruct you to tender to the Offeror the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions of the Offer.

                                 SHARES TENDERED

[  ]     By checking  this  box, all Shares held  by us for your account will be tendered. If fewer than all Shares are to be tendered, please check the box and indicate below the aggregate number of Shares to be tendered by us.

                                        Shares
                              ----------


         THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

                                         SIGN HERE



Dated:                                   -------------------------------------
      -----------------, 1999            Signature(s)

                                         Name
                                             ---------------------------------

                                         Address
                                                ------------------------------

                                         -------------------------------------


                                         -------------------------------------

                                         Social Security of Taxpayer ID No.:

                                         -------------------------------------

                                                              Exhibit (a)(11)
                                FIRST BANKS, INC.
                                135 North Meramec
                            St. Louis, Missouri 63105

                                February 1, 1999



To the Stockholders of First Banks America, Inc.:

         First Banks, Inc. has amended the offer to purchase up to 400,000 shares of common stock (the "Shares") of First Banks America, Inc. ("FBA") by setting a fixed price of $21.00 per Share (the "Purchase Price") at which Shares may be tendered, instead of the range of prices previously explained in the Offer to Purchase dated January 4, 1999 (the "Offer to Purchase") which was recently distributed to you.

         The amended offer is explained in detail in the enclosed Supplement dated February 1, 1999 to the Offer to Purchase, and in the revised GREEN Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials and the Offer to Purchase.

         If you have previously tendered Shares and have not withdrawn the Shares, and you desire to sell your Shares at the Purchase Price, you need not take any action.

         Any FBA stockholder tendering shares directly to the Depositary whose Shares are purchased in the offer will receive the net purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any FBA stockholder owning an aggregate of less than 100 Shares whose Shares are properly tendered directly to the Depositary and purchased pursuant to the offer will avoid applicable odd lot discounts.

         Neither First Banks, Inc., FBA, nor the Board of Directors of either company makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares should be tendered.

                                              Sincerely,




                                              James F. Dierberg
                                              Chairman, President and
                                                 Chief Executive Officer
                                                 First Banks, Inc.

                                                              Exhibit (a)(12)
                                First Banks, Inc.
St. Louis, Missouri

Contact: Allen H. Blake
         Executive Vice President & Chief Financial Officer
         (314) 9958700

FOR IMMEDIATE RELEASE:

                 First Banks, Inc. Announces Extension of Offer,
                              Change to Fixed Price

         ST. LOUIS, MO, January 29, 1999. First Banks, Inc. (the "Offeror") announced today that it has modified its tender offer to purchase up to 400,000 shares of common stock of First Banks America, Inc. ("FBA") by offering a fixed purchase price of $21.00 (the "Purchase Price") per share, and extended the expiration date of the offer. The offer, which was commenced on January 4, 1999, originally contemplated a "Modified Dutch Auction" procedure in which stockholders of FBA were to designate prices at which to tender their shares. As modified, the Offeror will pay $21.00 for each share accepted.

         As extended, the offer will expire at 5:00 p.m. New York City time on Wednesday, February 17, 1999. A Supplement to the Offer to Purchase and related materials will be mailed to stockholders of FBA on February 1, 1999.

         As of the date hereof, approximately shares of common stock of FBA has been tendered pursuant to the original offer. Stockholders of FBA who have tendered their shares and desire to sell their shares at the Purchase Price have made a valid tender and need not take any further action.

         Neither FBA nor the Boards of Directors of either company makes any recommendation to FBA stockholders as to whether to tender or refrain from tendering their shares.

         Beacon Hill Partners, Inc. is the information agent for the offer. Any questions or requests for copies of tender offer materials may be directed to Beacon Hill Partners, Inc. at (800) 755-5001.